Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ANEBULO PHARMACEUTICALS, INC.

Anebulo Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

One: The name of the Corporation is Anebulo Pharmaceuticals, Inc.

Two: The Board of Directors of the Corporation (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions amending the Corporation’s Second Amended and Restated Certificate of Incorporation, as corrected and amended (the “Charter”), to amend and restate Section 4.1 of ARTICLE IV as follows:

“4.1 Authorized Capital Stock. The aggregate number of shares of capital stock that the Corporation is authorized to issue is Seventy-Seven Million (77,000,000), of which Seventy-Five Million (75,000,000) shares are common stock having a par value of $0.001 per share (the “Common Stock”), and Two Million (2,000,000) shares are preferred stock having a par value of $0.001 per share (the “Preferred Stock”).”

Three: Thereafter, pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the DGCL.

[Signature page follows.]

In witness whereof, the Corporation has caused this Certificate of Amendment to be signed this 11th day of April 2025.

ANEBULO PHARMACEUTICALS, INC.

By:	/s/ Richie Cunningham
Name:	Richie Cunningham
Title:	CEO